SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13(d)-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13(d)-2(a)

DSL.net, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

262506 10 8

(CUSIP Number)

Rodi Guidero
VantagePoint Venture Partners
1001 Bayhill Drive, Suite 300
San Bruno, California  94006
(650) 866-3100

Ellen B. Corenswet
Covington & Burling
1330 Avenue of the Americas, 2nd Floor
New York, NY 10019
(212) 841-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2003, July 25, 2003 and August 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262506 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Partners III(Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 91,803,347**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 91,803,347**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,803,347**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 57.46%

14.	Type of Reporting Person (See Instructions) PN

*	See Item 3 of this Schedule 13D/A for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.
**

Includes (a) 40,768 shares of Common Stock, which reflects the pro rata distributions on July 25, 2003 and August 5, 2003 by the Reporting Person of an aggregate of 1,320,269 shares of Common Stock to its limited partners in accordance with their respective limited partnership interests and which are therefore no longer beneficially owned by the Reporting Person, (b) shares of Series X Preferred Stock currently convertible into 59,411,111 shares of Common Stock, (c) warrants that may be exercised within the next 60 days to purchase 5,960,152 shares of Common Stock and (d) warrants to purchase 26,391,361 shares of Common Stock issuable to the Reporting Person pursuant to the Note and Warrant Purchase Agreement, dated July 18, 2003, among the Issuer, the Reporting Person and the other parties thereto, upon the satisfaction of certain conditions set forth in such Note and Warrant Purchase Agreement, including the approval of the issuance of the common stock purchase warrants to the Reporting Person by the stockholders of the Issuer, the Issuer obtaining required regulatory approvals, if any, and certain other conditions.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,211,894**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,211,894**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,211,894**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.16%

14.	Type of Reporting Person (See Instructions) PN

*	See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.
**

Includes (a) 14,511 shares of Common Stock, which reflects the pro rata distributions on July 25, 2003 and August 5, 2003 by the Reporting Person of an aggregate of 153,707 shares of Common Stock to its limited partners in accordance with their respective limited partnership interests and which are therefore no longer beneficially owned by the Reporting Person, (b) shares of Series X Preferred Stock currently convertible into 7,255,556 shares of Common Stock, (c) warrants that may be exercised within the next 60 days to purchase 727,881 shares of Common Stock and (d) warrants to purchase 3,213,946 shares of Common Stock issuable to the Reporting Person pursuant to the Note and Warrant Purchase Agreement, dated July 18, 2003, among the Issuer, the Reporting Person and the other parties thereto, upon the satisfaction of certain conditions set forth in such Note and Warrant Purchase Agreement, including the approval of the issuance of the common stock purchase warrants to the Reporting Person by the stockholders of the Issuer, the Issuer obtaining required regulatory approvals, if any, and certain other conditions.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Communications Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 29,616,655**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 29,616,655**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,616,655**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 30.39%

14.	Type of Reporting Person (See Instructions) PN

*	See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.
**

Includes (a) 175,334 shares of Common Stock, which reflects the pro rata distributions on July 25, 2003 and August 5, 2003 by the Reporting Person of an aggregate of 13,386,996 shares of Common Stock to its limited partners in accordance with their respective limited partnership interests and which are therefore no longer beneficially owned by the Reporting Person, (b) shares of Series X Preferred Stock currently convertible into 22,222,222 shares of Common Stock, (c) warrants that may be exercised within the next 60 days to purchase 2,284,888 shares of Common Stock and (d) warrants to purchase 4,934,211 shares of Common Stock issuable to the Reporting Person pursuant to the Note and Warrant Purchase Agreement, dated July 18, 2003, among the Issuer, the Reporting Person and the other parties thereto, upon the satisfaction of certain conditions set forth in such Note and Warrant Purchase Agreement, including the approval of the issuance of the common stock purchase warrants to the Reporting Person by the stockholders of the Issuer, the Issuer obtaining required regulatory approvals, if any, and certain other conditions.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Partners 1996, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 29,413,715**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 29,413,715**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,413,715**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 30.19%

14.	Type of Reporting Person (See Instructions) PN

*	See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.
**

Includes (a) 168 shares of Common Stock, which reflects the pro rata distributions on July 25, 2003 and August 5, 2003 by the Reporting Person of an aggregate of 6,780,996 shares of Common Stock to its limited partners in accordance with their respective limited partnership interests and which are therefore no longer beneficially owned by the Reporting Person, (b) shares of Series X Preferred Stock currently convertible into 22,222,222 shares of Common Stock, (c) warrants that may be exercised within the next 60 days to purchase 2,257,114 shares of Common Stock and (d) warrants to purchase 4,934,211 shares of Common Stock issuable to the Reporting Person pursuant to the Note and Warrant Purchase Agreement, dated July 18, 2003, among the Issuer, the Reporting Person and the other parties thereto, upon the satisfaction of certain conditions set forth in such Note and Warrant Purchase Agreement, including the approval of the issuance of the common stock purchase warrants to the Reporting Person by the stockholders of the Issuer, the Issuer obtaining required regulatory approvals, if any, and certain other conditions.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 29,413,715 (**)(***)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 29,413,715 (**)(***)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,413,715 (**)(***)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 30.19%

14.	Type of Reporting Person (See Instructions) OO

*	See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.
**

Includes (a) 70,163 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 22,222,222 shares of Common Stock, (c) warrants that may be exercised within the next 60 days to purchase 2,257,114 shares of Common Stock and (d) warrants to purchase 4,934,211 shares of Common Stock issuable to VantagePoint Venture Partners 1996, L.P. pursuant to the Note and Warrant Purchase Agreement, dated July 18, 2003, among the Issuer, VantagePoint Venture Partners 1996, L.P. and the other parties thereto, upon the satisfaction of certain conditions set forth in such Note and Warrant Purchase Agreement, including the approval of the issuance of the common stock purchase warrants to VantagePoint Venture Partners 1996, L.P. by the stockholders of the Issuer, the Issuer obtaining required regulatory approvals, if any, and certain other conditions.

***

Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Communications Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 29,616,655 (**)(***)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 29,616,655 (**)(***)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,616,655 (**)(***)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 30.39%

14.	Type of Reporting Person (See Instructions) OO

*	See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.
**

Includes (a) 175,334 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 22,222,222 shares of Common Stock, (c) warrants that may be exercised within the next 60 days to purchase 2,284,888 shares of Common Stock and (d) warrants to purchase 4,934,211 shares of Common Stock issuable to VantagePoint Communications Partners, L.P. pursuant to the Note and Warrant Purchase Agreement, dated July 18, 2003, among the Issuer, VantagePoint Communications Partners, L.P. and the other parties thereto, upon the satisfaction of certain conditions set forth in such Note and Warrant Purchase Agreement, including the approval of the issuance of the common stock purchase warrants to VantagePoint Communications Partners, L.P. by the stockholders of the Issuer, the Issuer obtaining required regulatory approvals, if any, and certain other conditions.

***

Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VantagePoint Venture Associates III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 103,015,241(**)(***)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 103,015,241 (**)(***)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,015,241 (**)(***)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 60.25%

14.	Type of Reporting Person (See Instructions) OO

*	See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.
**

Includes (a) 55,279 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 66,666,666 shares of Common Stock, (c) warrants that may be exercised within the next 60 days to purchase 6,688,033 shares of Common Stock and (d) warrants to purchase an aggregate of 29,605,262 shares of Common Stock issuable to VantagePoint Venture Partners III, L.P. and VantagePoint Venture Partners III(Q), L.P. pursuant to the Note and Warrant Purchase Agreement, dated July 18, 2003, among the Issuer, VantagePoint Venture Partners III, L.P. and VantagePoint Venture Partners III(Q), L.P. and the other parties thereto, upon the satisfaction of certain conditions set forth in such Note and Warrant Purchase Agreement, including the approval of the issuance of the common stock purchase warrants to VantagePoint Venture Partners III, L.P. and VantagePoint Venture Partners III(Q), L.P. by the stockholders of the Issuer, the Issuer obtaining required regulatory approvals, if any, and certain other conditions.

***

Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James D. Marver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 359,801**

	8.	Shared Voting Power 162,124,353 (***)(****)

	9.	Sole Dispositive Power 359,801**

	10.	Shared Dispositive Power 162,124,353 (***)(****)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,474,407 (****)(*****)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 70.64%

14.	Type of Reporting Person (See Instructions) IN

*	See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.
**	Includes options that may be exercised within the next 60 days to purchase 197,220 shares of Common Stock.
***

Includes (a) 463,357 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 111,111,111 shares of Common Stock, (c) warrants that may be exercised within the next 60 days to purchase 11,230,035 shares of Common Stock and (d) warrants to purchase an aggregate of 39,473,684 shares of Common Stock issuable to VantagePoint Venture Partners III(Q), L.P., VantagePoint Venture Partners III, L.P., VantagePoint Communications Partners, L.P. and VantagePoint Venture Partners 1996, L.P. pursuant to the Note and Warrant Purchase Agreement, dated July 18, 2003, among the Issuer, VantagePoint Venture Partners III(Q), L.P., VantagePoint Venture Partners III, L.P., VantagePoint Communications Partners, L.P., VantagePoint Venture Partners 1996, L.P. and the other parties thereto, upon the satisfaction of certain conditions set forth in such Note and Warrant Purchase Agreement, including the approval of the issuance of the common stock purchase warrants to VantagePoint Venture Partners III(Q), L.P., VantagePoint Venture Partners III, L.P., VantagePoint Communications Partners, L.P. and VantagePoint Venture Partners 1996, L.P. by the stockholders of the Issuer, the Issuer obtaining required regulatory approvals, if any, and certain other conditions.

****

Except for 359,801 shares of Common Stock held by or subject to options held by the Reporting Person, pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

*****

Includes (a) options that may be exercised within the next 60 days to purchase 197,220 shares of Common Stock, (b) 11,230,035 shares of Common Stock, (c) shares of Series X Preferred Stock currently convertible into 111,111,110 shares of Common Stock, (d) warrants that may be exercised within the next 60 days to purchase 11,230,035 shares of Common Stock and (e) warrants to purchase an aggregate of 39,473,684 shares of Common Stock issuable to VantagePoint Venture Partners III(Q), L.P., VantagePoint Venture Partners III, L.P., VantagePoint Communications Partners, L.P. and VantagePoint Venture Partners 1996, L.P. pursuant to the Note and Warrant Purchase Agreement, dated July 18, 2003, among the Issuer, VantagePoint Venture Partners III(Q), L.P., VantagePoint Venture Partners III, L.P., VantagePoint Communications Partners, L.P. and VantagePoint Venture Partners 1996, L.P. and the other parties thereto, upon the satisfaction of certain conditions set forth in such Note and Warrant Purchase Agreement, including the approval of the issuance of the common stock purchase warrants to VantagePoint Venture Partners III(Q), L.P., VantagePoint Venture Partners III, L.P., VantagePoint Communications Partners, L.P. and VantagePoint Venture Partners 1996, L.P. by the stockholders of the Issuer, the Issuer obtaining required regulatory approvals, if any, and certain other conditions.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alan E. Salzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,534

	8.	Shared Voting Power 161,095,072 (**)(****)

	9.	Sole Dispositive Power 20,534

	10.	Shared Dispositive Power 161,095,072 (**)(****)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,136,140 (***)(****)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 70.55%

14.	Type of Reporting Person (See Instructions) IN

*	See Item 3 of this Schedule 13D/A for a description of the consideration paid by an affiliate of the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.
**

Includes (a) 300,776 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 59,411,111 shares of Common Stock, (c) warrants that may be exercised within the next 60 days to purchase 11,230,035 shares of Common Stock and (d) warrants to purchase 39,473,684 shares of Common Stock issuable to VantagePoint Venture Partners III(Q), L.P., VantagePoint Venture Partners III, L.P., VantagePoint Communications Partners, L.P. and VantagePoint Venture Partners 1996, L.P. pursuant to the Note and Warrant Purchase Agreement, dated July 18, 2003, among the Issuer, VantagePoint Venture Partners III(Q), L.P., VantagePoint Venture Partners III, L.P., VantagePoint Communications Partners, L.P., VantagePoint Venture Partners 1996, L.P. and the other parties thereto, upon the satisfaction of certain conditions set forth in such Note and Warrant Purchase Agreement, including the approval of the issuance of the common stock purchase warrants to VantagePoint Venture Partners III(Q), L.P., VantagePoint Venture Partners III, L.P., VantagePoint Communications Partners, L.P. and VantagePoint Venture Partners 1996, L.P. by the stockholders of the Issuer, the Issuer obtaining required regulatory approvals, if any, and certain other conditions.

***

Includes (a) 321,310 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 59,411,111 shares of Common Stock, (c) warrants that may be exercised within the next 60 days to purchase 11,230,035 shares of Common Stock and (d) warrants to purchase 39,473,684 shares of Common Stock issuable to VantagePoint Venture Partners III(Q), L.P., VantagePoint Venture Partners III, L.P., VantagePoint Communications Partners, L.P. and VantagePoint Venture Partners 1996, L.P. pursuant to the Note and Warrant Purchase Agreement, dated July 18, 2003, among the Issuer, VantagePoint Venture Partners III(Q), L.P., VantagePoint Venture Partners III, L.P., VantagePoint Communications Partners, L.P., VantagePoint Venture Partners 1996, L.P. and the other parties thereto, upon the satisfaction of certain conditions set forth in such Note and Warrant Purchase Agreement, including the approval of the issuance of the common stock purchase warrants to VantagePoint Venture Partners III(Q), L.P., VantagePoint Venture Partners III, L.P., VantagePoint Communications Partners, L.P. and VantagePoint Venture Partners 1996, L.P. by the stockholders of the Issuer, the Issuer obtaining required regulatory approvals, if any, and certain other conditions.

****

Except for 20,534 shares of Common Stock held by the Reporting Person, pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

Item 1.	Security and Issuer

This statement on Schedule 13D/A (the “Statement”) relates to (i) common stock, par value $0.0005 per share (the “Common Stock”), of DSL.net, Inc., a Delaware corporation (the “Company”), (ii) Series X convertible preferred stock, par value $0.001 per share (the “Series X Preferred Stock”), of the Company, (iii) warrants (the “Guarantee Warrants”) that may be exercised within the next 60 days to purchase shares of Common Stock and (iv) warrants (the “Note Warrants”) to purchase shares of Common Stock issuable to the Reporting Persons (as defined in Item 2) pursuant to the Note Purchase Agreement (as defined in Item IV), upon the satisfaction of certain conditions set forth in the Note Purchase Agreement, including the approval of the issuance of the Note Warrants to the Reporting Persons by the stockholders of the Company, the Company obtaining required regulatory approvals, if any, and certain other conditions.   The principal executive offices of the Company are located at 545 Long Wharf Drive, 5th Floor, New Haven, Connecticut 06511.

Item 2.	Identity and Background
(a), (b), (c) and (f).

This Statement is filed by (1) VantagePoint Venture Partners 1996, LP (“VPVP 1996 LP”), (2) VantagePoint Communications Partners, LP (“VP Communications LP”), (3) VantagePoint Venture Partners III(Q), LP (“VPVP Q LP”), (4) VantagePoint Venture Partners III, LP (“VPVP III LP” and together with VPVP 1996 LP, VP Communications LP, VPVP Q LP, the “VantagePoint LPs”), (5) VantagePoint Associates, LLC (“VP Associates LLC”), (6) VantagePoint Communications Associates, LLC (“VP Communications LLC”), (7) VantagePoint Venture Associates III, LLC (“VPV Associates III LLC”), (8) James D. Marver and (9) Alan E. Salzman.  Messrs. Marver and Salzman, together with the VantagePoint LPs, VP Associates LLC, VP Communications LLC and VPV Associates III LLC are hereinafter referred to as the “Reporting Persons.”

VPVP 1996 LP is a Delaware limited partnership with VP Associates LLC as its general partner.  VP Communications LP is a Delaware limited partnership with VP Communications LLC as its general partner.  VPVP Q LP and VPVP III LP are Delaware limited partnerships with VPV Associates III LLC as their general partner.  James D. Marver and Alan E. Salzman are managing members of VP Associates LLC, VP Communications LLC and VPV Associates III LLC, all of which are Delaware limited liability companies.  The principal business of the Reporting Persons is to provide early stage venture capital financing and active assistance to information technology companies.  The address of each of the Reporting Persons is 1001 Bayhill Drive, Suite 300, San Bruno, California  94066.  Each of Messrs. Marver and Salzman are citizens of the United States.

In connection with the sale by the Company of Series Y convertible preferred stock, par value $0.001 per share (the “Series Y Preferred Stock”) to a group of investors (the “Series Y Investors”), the VantagePoint LPs entered into a Stockholders Agreement, dated December 24, 2001, with the Series Y Investors (the “Stockholders Agreement”) attached as Exhibit 99.02 to the Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on

January 10, 2002.  In connection with the Note Purchase Agreement, (i) the Stockholders Agreement was amended and restated on July 18, 2003 (the “Amended and Restated Stockholders Agreement”), among other things, to add the New Investors (as defined in Item IV below) as parties and (ii) the Series X Investors, Series Y Investors holding a majority of the Series Y Preferred Stock, the New Investors and the Company entered into a Voting Agreement, dated July 18, 2003 (the Voting Agreement”).  The Amended and Restated Stockholders Agreement and the Voting Agreement were attached as Exhibits 10.04 and 10.03, respectively, to the Form 8-K filed by the Company with the SEC on August 4, 2003.  By virtue of the Amended and Restated Stockholders Agreement, (i) the VantagePoint LPs, the Series Y Investors and the New Investors have agreed to vote their shares of Series X Preferred Stock, Series Y Preferred Stock and Common Stock with respect to certain matters further described in Items 5 and 6 below and (ii) may be deemed to be a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that is composed of each of the Reporting Persons, the reporting persons (as specified below, the “Series Y Group”) identified in the Amendment to the Schedule 13D filed by the Series Y Group with the SEC on January 14, 2002 (the “Series Y Schedule 13D”) and the New Investors.  By virtue of the Voting Agreement, (i) the VantagePoint LPs and certain of the Series Y Investors have agreed to vote their shares of Series X Preferred Stock, Series Y Preferred Stock and Common Stock with respect to certain matters further described in Items 5 and 6 below and (ii) may be deemed to be a group (within the meaning of Section 13(d) of the Exchange Act that is composed of each of the Reporting Persons and the reporting persons identified in the Series Y Schedule 13D.  Each Reporting Person hereby expressly disclaims beneficial ownership of (i) the shares of Series Y Preferred Stock and any shares of Common Stock into which the Series Y Preferred Stock is or becomes convertible, and any other equity securities of the Company, held by the Series Y Group and the affiliates of members of the Series Y Group described in Item IV below and (ii) the shares of Common Stock issuable upon exercise of the warrants held by or issuable to the New Investors under the Note Purchase Agreement (as defined in Section IV).  Each of the Reporting Persons, other than the VantagePoint LPs, expressly disclaims beneficial ownership of the shares of capital stock of the Company owned by all other Reporting Persons.  Reference is made to the Series Y Schedule 13D, as amended from time to time, for additional information relating to the Series Y Group.  Based on the Series Y Schedule 13D, the Series Y Group consists of the following:  (1) Columbia Capital Equity Partners III (QP), L.P. a Delaware limited partnership, (2) Columbia Capital Equity Partners II (QP), L.P., a Delaware limited partnership, (3) Columbia Cardinal Partners, LLC, a Virginia limited liability company, (4) Columbia Broadslate Partners, LLC, a Virginia limited liability company, (5) Columbia Capital Equity Partners III (AI), L.P., a Delaware limited partnership, (6) Columbia Capital Equity Partners, III, L.P., a Delaware limited partnership, (7) Columbia Capital Equity Partners, L.L.C., a Delaware limited liability company, (8) Columbia Capital, L.L.C., a Delaware limited liability company, (9) Columbia Capital III, LLC, a Delaware limited liability company, (10) Harry F. Hopper, III, a United States citizen, (11) James B. Fleming, Jr., a United States citizen, (12) R. Philip Herget, III, a United States citizen, (13) The Lafayette Investment Fund, L.P., a Delaware limited partnership, (14) Lafayette Investment Partners, L.P., a Delaware limited partnership, (15) Lafayette Private Equities, Inc., a Delaware corporation, (16) Charles River Partnership X, A Limited Partnership, a Delaware limited partnership, (17) Charles River Partnership X-A, A Limited Partnership, a Delaware limited partnership, (18) Charles River X GP, LLC, a Delaware limited liability company, (19) Charles River Friends X-B, LLC, a

Delaware limited liability company, (20) Charles River Friends, Inc., a Delaware corporation, (21) Charles River Friends X-C, LLC, a Delaware limited liability company, (22) N.I.G. Broadslate, Ltd., a Cayman Islands company with limited liability, and (23) George Nasra, a resident of Kuwait.

(d) and (e).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The purchase of the Notes and the Note Warrants by the VantagePoint LPs as reported in Item IV below was funded by available cash of each of the respective VantagePoint LPs.
The purchase of Series X Preferred Stock by the VantagePoint LPs as reported in Item IV below was funded by available cash of each of the respective VantagePoint LPs.

The consideration paid for the Guarantee Warrants as reported in Item IV below was the execution and delivery by VPVP Q LP to Fleet National Bank (“Fleet”) of a guaranty (the “VPVP Guaranty”) of up to $5,000,000 of principal amount of the Company’s obligation under the Credit Facility, as defined in Item IV below, with Fleet, and certain services in connection therewith.

Item 4.	Purpose of Transaction

Warrant Transaction.  On December 27, 2002, VPVP Q LP and certain of the Series Y Investors entered into guaranties (collectively, as amended and in effect from time to time, the “Guaranties” and each, including the VPVP Guaranty, a “Guaranty”) in an aggregate amount of up to $6,100,000 to support the obligations of the Company under a Revolving Credit and Term Loan Agreement, dated as of December 13, 2002 (as amended and in effect from time to time, the “Credit Facility”), by and between the Company and Fleet.  The VPVP Guaranty was in the amount of $5,000,000.  Under the terms of the Reimbursement Agreement (as defined below), it was contemplated that the Additional Guarantors, as defined below, would enter into guaranties (the “Additional Guaranties”) with Fleet in an aggregate amount of an additional $630,000, thereby entitling them to warrants as specified in the Reimbursement Agreement, dated December 27, 2002, by and among the Company, the Guarantors listed on the signature pages thereto, and VPVP Q LP for itself and as administrative agent for the Guarantors (the “Reimbursement Agreement”) and further described below.

As consideration for the issuance of the Guaranties, the Company entered into the Reimbursement Agreement, which provided for the reimbursement by the Company to the Guarantors of any amounts drawn by Fleet under their respective Guaranties or Additional Guaranties.  The Company issued warrants to purchase shares of its Common Stock to the

Guarantors as partial consideration for the Guaranties, including the Warrants held by the Reporting Persons.  The Warrants held by the VantagePoint LPs are exercisable in accordance with their terms for up to an aggregate of 10,379,420 shares of Common Stock of the Company.

Pursuant to the Reimbursement Agreement, in consideration for entering into Additional Guaranties, the VantagePoint LPs were issued additional warrants exercisable to purchase an aggregate of 767,301 shares of the Company’s Common Stock.  In addition, in connection with other Additional Guaranties provided by VPVP Q LP, pursuant to a letter agreement, dated March 5, 2003 between the Company and VPVP Q LP, the Company has approved the issuance  of a warrant to purchase an aggregate of 2,260,909 shares of the Company’s Common Stock to the VantagePoint LPs, subject to such issuance receiving stockholder approval.

In connection with the closing under the Note Purchase Agreement, the Credit Facility was repaid and the Credit Facility, Guaranties and the Reimbursement Agreement were terminated.

Series X Convertible Preferred Stock Transaction.  Pursuant to the Series X Convertible Preferred Stock Purchase Agreement, dated November 14, 2001 (the “Series X Purchase Agreement,” which was filed as Exhibit B to the Schedule 13D filed by the Reporting Persons with the SEC on November 26, 2001), by and among the Company and the VantagePoint LPs, the VantagePoint LPs agreed to purchase an aggregate of 6,000 shares of Series X Preferred Stock at an initial closing, and up to an aggregate of an additional 14,000 shares of Series X Preferred Stock from the Company at subsequent closings as described in the Purchase Agreement, for a purchase price of $1,000 per share.  The 6,000 shares of Series X Preferred Stock purchased at the initial closing, which occurred on November 14, 2001, are convertible into an aggregate of 33,333,333 shares of Common Stock.  The 4,000 shares of Series X Preferred Stock purchased at the second closing, which occurred on December 12, 2001, are convertible into 22,222,222 shares of Common Stock.  The 10,000 shares of Series X Preferred Stock purchased at the third closing, which occurred on March 1, 2002, are convertible into 55,555,555 shares of Common Stock, for a total number of shares issuable under the Purchase Agreement of 111,111,111.

Pursuant to the Company’s Certificate of Designation of the Series X Preferred Stock (the “Series X Designation”), so long as at least 50% of the Series X Preferred Stock issued pursuant to the Series X Purchase Agreement remains outstanding, the holders of Series X Preferred Stock, voting as a separate series, are entitled to elect a majority of the directors of the Company.  Pursuant to the Amended and Restated Stockholders Agreement, the VantagePoint LPs, the Series Y Investors and the New Investors have agreed to vote the shares of the Company’s capital stock owned by them in favor of certain director designees, as more fully described in Item 6 of this Statement.  All references to the Amended and Restated Stockholders Agreement are qualified in their entirety by the full text of such agreement, which is filed as Exhibit 10.04 to the Form 8-K filed by the Company on August 4, 2003 and incorporated by reference in this Statement.

Note and Warrant Transaction.  On July 18, 2003, the VantagePoint LPs entered into the Note Purchase Agreement (the “Note Purchase Agreement”) with the Company and Deutsche Bank AG London acting through DB Advisors LLC as Investment Advisor (the “New Investors”) relating to the purchase and sale for an aggregate purchase price of $30,000,000, (i) $30,000,000 in face amount of three-year senior secured promissory notes, bearing interest at the rate of 1.23 per annum (the “Notes”) and (ii) three-year warrants to purchase 157,894,737 shares of the Company’s common stock at an exercise price of $0.38 per share.

Under the terms of the Note Purchase Agreement, VantagePoint acquired an aggregate of $7,500,000 in Notes and the Note Warrants.  Pursuant to the terms of the Note Purchase Agreement, the Company will issue to the VantagePoint LPs the Note Warrants acquired by them upon the satisfaction of certain conditions set forth in the Note Purchase Agreement including the approval of the issuance of the Note Warrants to the VantagePoint LPs by stockholders of the Company, the Company obtaining required regulatory approvals, if any, and certain other conditions.

Distributions of Common Stock.  On July 25, 2003, VantagePoint Venture Partners III(Q), L.P., VantagePoint Ventures Partners III, L.P., VantagePoint Communications Partners, L.P., VantagePoint Ventures Partners 1996, L.P. made pro rata distributions of 680,518 shares of Common Stock, 84,081 shares of Common Stock, 6,781,109 shares of Common Stock and 3,425,800 shares of Common Stock, respectively, to their respective limited partners in accordance with their respective limited partnership interests.  On August 5, 2003, VantagePoint Venture Partners III(Q), L.P., VantagePoint Ventures Partners III, L.P., VantagePoint Communications Partners, L.P., VantagePoint Ventures Partners 1996, L.P. made pro rata distributions of 639,779 shares of Common Stock, 69,626 shares of Common Stock, 6,605,887 shares of Common Stock and 3,355,196 shares of Common Stock, respectively, to their respective limited partners in accordance with their respective limited partnership interests.

Item 5.	Interest in Securities of the Issuer
(a) and (b).
(i) The information in Items 1 and 7 through 11 on pages 2 through 10 of this Statement is incorporated by reference in this Statement.

(ii)                                                     Based upon information provided by the Series Y Investors in the Series Y Schedule 13D and information provided by the Company and including the sale of the full amount of additional shares of Series Y Preferred Stock contemplated by the Series Y Schedule 13D subsequent to the date on which the Series Y Schedule 13D was filed, the members of the Series Y Group beneficially own, collectively, 15,000 shares of Series Y Preferred Stock, convertible into 33,714,673 shares of the Company’s Common Stock and representing the right to 14,591,392 votes on a Common Stock equivalent basis.  With respect to those matters on which they vote together under the Amended and Restated Stockholders Agreement, the shares of capital stock beneficially held by the Reporting Persons, the Series Y Investors and the New Investors constitute 73.9% of the voting power of the Company (including for this purpose (1) the shares of Series X Preferred Stock, Series Y Preferred Stock and warrants for the issuance of Common Stock issued or issuable to the Reporting Persons and the Series Y Investors currently held by the Reporting Persons and the Series Y Investors).  According to the Company’s Form 8-K filed on August 4, 2003, the New Investors have received warrants to purchase 12,950,000 shares of Common Stock, and have the right to receive warrants to purchase an additional 105,471,053 shares of Common Stock, pursuant to the Note Purchase Agreement, upon the satisfaction of certain conditions set forth in the Note Purchase Agreement, including the approval of the issuance of the common stock purchase warrants to the New Investors by the stockholders of the Company, the Company obtaining required regulatory approvals, if any, and certain other conditions.  The warrants to purchase 12,950,000 shares of Common Stock already received by the New Investors are not exercisable and will not become exercisable until the earlier of (i) the satisfaction of certain conditions set forth in the Note Purchase Agreement including the approval by the Company’s Stockholders of the issuance of the Note Warrants to the VantagePoint LPs and the New Investors, the Company obtaining required regulatory approvals, if any, and certain other conditions and (ii) in the event that the New Investors do not receive the warrants to purchase 105,471,053 shares of Common Stock on or before January 14, 2004, the failure of the Company to repay the Notes in accordance with the time period specified in the Note Purchase Agreement.  If the shares of Common Stock issuable upon the exercise of the warrants held by the New Investors and the warrants which the New Investors are entitled to receive are deemed to be beneficially owned by the New Investors, the shares of capital stock beneficially held by the Reporting Persons, the Series Y Investors and the New Investors would constitute 81.4% of the voting power of the Company.  By virtue of the Amended and Restated  Stockholders Agreement, the VantagePoint LPs, the Series Y Investors and the New Investors may be deemed to be a group (within the meaning of Section 13(d) of the Exchange Act) that is comprised of each Reporting Person, each member of the Series Y Group and the New Investors.  Each Reporting Person hereby expressly disclaims beneficial ownership of the shares of Series Y Preferred Stock and any shares of Common Stock into which the Series Y Preferred Stock is or becomes convertible, and any other equity securities of the Company, held by the Series Y Group, the affiliates of members of the Series Y Group described in Item IV above.  Each Reporting Person hereby expressly disclaims beneficial ownership of the warrants to purchase 12,950,000 shares of Common Stock, and the right to receive warrants to purchase an additional 105,471,053 shares of Common Stock pursuant to the Note Purchase Agreement and any other equity securities of the Company held by the New Investors or any affiliates of the New Investors.  Each of the Reporting Persons, other than the VantagePoint LPs, expressly disclaims beneficial ownership of the shares of capital stock of the Company owned by all other Reporting Persons.

(c).            None of the Reporting Persons has effected any transactions in the class of securities reported on this Statement in the last 60 days, except for the acquisition of the right to be issued the Note Warrants and the distribution of Common Stock each as described in Item IV above.

(d) and (e).
Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Statement, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division or profits or loss, or the giving or withholding of proxies.

On July 18, 2003, the size of the Company’s Board of Directors was increased to ten members and Glen MacMullin and Roger Ehrenberg, the designees of the New Investors, were elected to serve as a Class I Director and as a Class III Director, respectively.

The Amended and Restated Stockholders Agreement provides the following:

Governance Provisions.  Pursuant to Section 1.1 of the Amended and Restated Stockholders Agreement, the Company’s Board of Directors is fixed at no greater than 11 members, comprised as follows: (1) four are designated representatives of the VantagePoint LPs as directors elected by the holders of the Series X Preferred Stock, provided, however, that if the Board of Directors consists of 10 or fewer members than the VantagePoint LPs shall have the rights to designate only three representatives and the fourth position shall be filled by an independent director (2) so long as at least 4,000 shares of Series Y Preferred Stock are outstanding, one designated representative of the holders of at least a majority of the outstanding shares of Series Y Preferred Stock, as one of the four directors to be elected by holders of the Series X Preferred Stock, (3) the Company’s Chief Executive Officer; (4) so long as (A) the New Investors beneficially own outstanding Notes with an aggregate principal amount of at least $10,000,000 or at least 52,631,579 shares of common stock issued or issuable upon exercise of the warrants issued pursuant to the Note Purchase Agreement, two designated representatives of the New Investors and (B) if the New Investors are no longer entitled to designate directors pursuant to clause (A) above, for so long as the New Investors beneficially own outstanding Notes with an aggregate principal amount of at least $5,000,000 or at least 26,315,790 shares of common stock issued or issuable upon exercise of the warrants issued pursuant to the Note Purchase Agreement, one designated representative of the New Investors; and (5) three or more independent directors, who shall be nominated by the Company’s nominating committee and none of whom shall be an affiliate of the New Investors, any VantagePoint LP or any Series Y Investor.  The VantagePoint LPs, the Series Y Investors and the New Investors are required to vote their shares of capital stock in favor of the foregoing board composition.

Creation of Senior or Pari Passu Securities.  Pursuant to Section 2.1 of the Amended and Restated Stockholders Agreement, for so long as at least 3,750 shares of Series Y Preferred Stock are outstanding, without the prior written approval of at least a majority of the then outstanding shares of Series Y Preferred Stock, the VantagePoint LPs shall not vote their shares of capital stock of the Company to authorize or issue, or obligate the Company to issue, any other equity security, including any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to the Series Y Preferred Stock.

Registration Rights.  Article III of the Amended and Restated Stockholders Agreement sets forth certain registration rights between the Company, the VantagePoint LPs, the Series Y Investors and the New Investors.  One or more holders of at least 50% of the shares held by the stockholders who are parties to the Amended and Restated Stockholders Agreement are entitled to demand registration with respect to their Common Stock.  These rights are subject to the Company’s right to defer the timing of a demand registration and an underwriter’s right to cut back shares in an underwritten offering.  In addition to these demand rights, parties to the Amended and Restated Stockholders Agreement are entitled to “piggy back” registration rights with respect to certain proposed sales of the Company’s securities.

The description of the Amended and Restated Stockholders Agreement in this Statement is qualified in its entirety by the full text of such agreement, which is attached as Exhibit 10.04 to the Form 8-K filed by the Company on August 4, 2003 and is incorporated by reference in this Statement.

The Voting Agreement provides as follows:

Voting Agreement.  Pursuant to Section 2 of the Voting Agreement, the VantagePoint LPs and the holders of a majority of the Series Y Preferred are required to approve the transactions contemplated by the Note Purchase Agreement and agree to consent to or vote their shares of the Company’s capital stock in favor of approving such transactions.

Restrictions on transfers.  The VantagePoint LPs and the holders of a majority of the Series Y Preferred agreed not to, without the prior written consent of the Company and the DB Investors, (i) transfer or enter into an agreement to transfer any shares of the Company’s capital stock held by them, (ii) grant any proxy, power of attorney or authorization with respect to such capital stock, and (iii) deposit such capital stock in a voting trust or enter into a voting agreement or arrangement.

The description of the Voting Agreement in this Statement is qualified in its entirety by the full text of such agreement, which is attached as Exhibit 10.03 to the Form 8-K filed by the Company on August 4, 2003 and is incorporated by reference in this Statement.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits:
A. Agreement of Joint Filing, dated as of November 21, 2001.*
B. Series X Preferred Stock Purchase Agreement, dated November 14, 2001, by and among DSL.net, Inc. and the investors listed on Schedule A thereto.*
C. Reimbursement Agreement, dated as of December 27, 2002, by and among DSL.net, Inc., the guarantors identified on the signature pages thereto and VantagePoint Venture Partners III(Q), L.P. **

D. Form of Warrant issued by DSL.net, Inc. pursuant to the terms of the Reimbursement Agreement. **
E. Guaranty, dated as of December 27, 2002, by VantagePoint Venture Partners III(Q), L.P. in favor of Fleet National Bank. **

F.                                      Security Agreement, dated as of December 27, 2002, by and among the Company, certain of its subsidiaries and VantagePoint Venture Partners III(Q), L.P., as administrative agent for itself and the other Guarantors which are or may become parties to the Reimbursement Agreement. **

G.                                     Subsidiary Guaranty, dated as of December 27, 2002, by certain subsidiaries of the Company in favor of VantagePoint Venture Partners III(Q), L.P., as administrative agent for itself and the other Guarantors which are or may become parties to the Reimbursement Agreement. **

H. Note and Warrant Purchase Agreement dated as of July 18, 2003, by and among DSL.net and the investors named therein.***
I. Form of Warrant to Purchase Shares of Common Stock.***
J. Voting Agreement dated as of July 18, 2003, by and between DSL.net, the stockholders named therein and the investors named therein.***
K. Amended and Restated Stockholders Agreement dated as of July 18, 2003, by and among DSL.net, the stockholders named therein and the investors named therein.***

*	Previously filed as Exhibit to Schedule 13D filed with the SEC on November 26, 2001.
**	Previously filed as Exhibit to Amendment No. 2 to Schedule 13D files with the SEC on January 13, 2003.
***	Previously filed as Exhibit to Form 8-K filed by the Company on August 4, 2003 and incorporated by reference in this Statement.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2003

VantagePoint Venture Partners III(Q), L.P.

By: VantagePoint Venture Associates III, L.L.C. its general partner

	By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Venture Partners III, L.P.

By: VantagePoint Venture Associates III, L.L.C. its general partner

	By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Communications Partners, L.P.

	By:	VantagePoint Communications Associates, L.L.C. Its general partner

	By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Venture Partners 1996, L.P.

	By:	VantagePoint Associates, L.L.C. Its general partner

	By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Venture Associates III, L.L.C.

By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Communications Associates, L.L.C.

By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Associates III, L.L.C.

By:	/s/ James D. Marver
James D. Marver,
Managing Member

/s/ James D. Marver
James D. Marver

/s/ Alan E. Salzman
Alan E. Salzman